Exhibit 99.1

Enzymotec Announces Positive Outcome in ICC Arbitration Award

Arbitration tribunal rejects AAK’s requests for declaratory relief in their entirety

Finds in accordance with Enzymotec’s position that the joint venture agreement may be terminated only through buy-sell procedure

MIGDAL HA’EMEQ, ISRAEL, February 2, 2016—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (“Company” or "Enzymotec"), a developer, manufacturer and marketer of innovative bio-active lipid-based nutritional ingredients and medical foods, announced today that the Company received a positive outcome in the arbitration award relating to the arbitration proceedings held under the auspices of the International Chamber of Commerce (“ICC”) in Amsterdam, the Netherlands.

As the Company previously disclosed in May 2014, AarhusKarlshamn AB (“AAK”), a Sweden-based, global producer of specialty oils, submitted a request for arbitration against the Company seeking certain declaratory relief with respect to the joint venture agreement relating to Advanced Lipids AB (“AL”), which it jointly owns with Enzymotec.  AAK alleged that the Company's disclosures in connection with its initial public offering constituted an intentional and material breach of the non-disclosure obligations contained in the joint venture agreement. AAK also sought a declaration that following notice of termination provided by one party, if neither party provides the other party with a timely buy-sell notice then the joint venture will terminate regardless of whether a buy-sell procedure was effected. Enzymotec filed counterclaims against AAK with respect to certain disputed operational issues and AAK’s conduct during the Company's initial public offering.

In its decision, the ICC tribunal rejected, in their entirety, AAK's requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement's non-disclosure obligations.  Additionally, the ICC agreed with Enzymotec's position and found that the joint venture agreement should be interpreted such that the only exit the parties have from the agreement is via a buy-sell process which must end in one party buying out the other and not, as AAK had claimed, simply through the expiration of the joint venture agreement.  With respect to Enzymotec's counterclaims, the tribunal denied all relief requested by the Company.

Dr. Ariel Katz, Chief Executive Officer of Enzymotec, commented: "We are very pleased with the outcome of the arbitration. Hopefully, as a result of the ruling, AAK and Enzymotec can now put this dispute behind them and jointly focus on building more value in AL."

About Enzymotec Ltd.
Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures, and markets innovative bio-active lipid based nutritional ingredients and medical foods, driven by a deep core of cutting-edge, proprietary technologies intended to improve people’s health.  For more information, visit www.enzymotec.com.

Forward Looking Statements
This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: A high proportion of the sales of the InFat product is sold to end users in China and to a single company; Growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand in China for our products; The demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; Our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in an arbitration proceeding; We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; We are dependent on a single facility that houses the majority of our operations; We may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; We may not be able to successfully expand our production or processing capabilities; Our ability to obtain krill may be affected by conservation regulation or initiatives; Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com